UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information and related exhibits contained in this Report on Form 6-K are hereby incorporated by reference into Allego N.V.’s (i) Registration Statement on Form S-8 (File No. 333-272151) and (ii) post-effective Amendment No. 2 to Form F-1 in the Registration Statement on Form F-3 (File No. 333-264056).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Announcement of Commencement of Exchange Offer and Consent Solicitation

On August 25, 2023, Allego N.V., a public limited liability company (naamloze vennootschap) governed by the laws of the Netherlands (the “Company”), issued a press release announcing that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants to purchase ordinary shares of the Company, nominal value € 0.12 per share (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange under the symbol “ALLG.WS” (the “Warrants”). The Warrants were assumed by the Company in connection with its business combination with Spartan Acquisition Corp. III on March 16, 2022. The Company is offering to all holders of the Warrants the opportunity to receive 0.23 Ordinary Shares in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 3,173,989 Ordinary Shares in exchange for the Warrants, subject to adjustment for fractional Warrants. Concurrently with the Offer, the Company is also soliciting consents from holders of the Warrants to amend the warrant agreement that governs all of the Warrants (the “Warrant Agreement”) to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.207 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding Warrants. The offering period will continue until Midnight (end of day), Eastern Time, on September 22, 2023, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered Warrants may be withdrawn by holders at any time prior to the Expiration Date. The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated August 25, 2023, and Schedule TO, dated August 25, 2023.

The following exhibits are being filed herewith:

Exhibit No.	Description

99.1	Press Release, dated August 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGO N.V.

Date: August 25, 2023	By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Chief Executive Officer